July 29, 2025

Hongfei Zhang
Chief Executive Officer
Calisa Acquisition Corp
420 Lexington Ave., Suite 2446
New York, NY 10170

       Re: Calisa Acquisition Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 7, 2025
           File No. 333-280565
Dear Hongfei Zhang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1. We note here and throughout the registration statement that you have removed disclosure regarding possible extensions of the time to complete a business combination. Please revise your registration statement to include disclosure as to whether, and if so how, you may extend this time period, and whether shareholders may redeem their shares in connection with any proposal to extend. Summary Financial Data, page 29

2. It appears your working capital, as adjusted, includes the $60,000,000 to be held in the trust account. Please tell us how you determined it was appropriate to include this amount within your working capital, as adjusted.
 July 29, 2025
Page 2

Dilution, page 80

3. On page 80, you state "[t]he calculations below do not take into account the fee payable by us pursuant to the Business Combination Marketing Agreement, as that fee is contingent upon our consummation of an initial business combination." This statement does not appear to be consistent with your calculation, which reflects a reduction for the business combination marketing fee. Please revise for consistency, or advise.
Index to Financial Statements, page F-1

4. We note you have provided unaudited interim financial statements as of and for the five months ended May 31, 2025 and for the period from March 11, 2024 (Inception)
       to March 31, 2024. Please amend your filing to include unaudited interim financial statements as of the end of a fiscal quarter (e.g., March 31, 2025 or June 30, 2025)
       and for the period then ended (e.g., three months ended March 31, 2025 or six months
       June 30, 2025.) Your revised filing should also include a statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the comparable period of the preceding fiscal year (e.g., March 11, 2024 (Inception) to
       March 31, 2024 or to June 30, 2024). Reference is made to Rule 8-03 of Regulation S-
       X.
Statements of Changes in Shareholders' Equity, page F-5

5. Please revise to provide a separate statement of changes in shareholders' equity that covers the entire period from March 11, 2024 to December 31, 2024 that is labeled as audited. Reference is made to Rule 8-02 of Regulation S-X.
Notes to the Financial Statements
Note 8 - Segment Information, page F-14

6. We note that the key measure of segment profit or loss reviewed by the CODM is general and administrative expenses. Please tell us how you determined that general and administrative expenses reflects a measure of profit or loss, and whether or not your CODM considers Net loss when evaluating your single operating segment. Please refer to ASC 280-10-50.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-
3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Jeffrey M. Gallant, Esq.